NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium enters agreement to sell Turf and Ornamental business to Koch Agronomic Services

May 9, 2014—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into a definitive agreement with Koch Agronomic Services, LLC, an affiliate of Koch Fertilizer, LLC, to sell its Turf and Ornamental business for approximately $85-million including working capital. As previously reported, this transaction is part of a strategic review process completed in 2013 with regards to the discontinued operations of the former Agrium Advanced Technologies (“AAT”) business unit. The transaction is subject to customary closing conditions, final purchase price adjustments and regulatory clearances and the sale is anticipated to close in the second quarter of 2014.

“We are very pleased with the value received for the Turf and Ornamental business and will continue to focus on optimizing our portfolio and product lines to generate additional value for our shareholders,” commented Chuck Magro, Agrium’s President and CEO.

About Agrium

Agrium Inc. is a major global crop input Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

About Turf & Ornamental

The Turf & Ornamental business provides slow and controlled release fertilizers to turf and horticulture markets across the United States and Canada.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, risks around the closing of the sale of the Turf and Ornamental business, including regulatory approvals, timing and financial gains or losses resulting from the sale, the potential divestiture of the Direct Solutions business and any potential financial gains or losses resulting from the completion of the strategic review process, and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

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